

Mail Stop 6010

August 10, 2007

By U.S. Mail and Facsimile to (201) 767-9644

Mr. William J. Foote
Chief Financial Officer and Secretary
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, NJ 07647

> **RE: Photonic Products Group, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-11668**

Dear Mr. Foote:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. William J. Foote
Photonic Products Group, Inc.
August 10, 2007
Page 2

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Cost of Goods Sold and Gross Profit Margin, page 15

1.   We see that your gross margin increased from 67% to 72% of sales in 2006. Please tell us and revise future filings to describe and quantify the specific factors responsible for the significant change in gross margin (as a percentage of sales) in 2006.

Item 9A. Controls and Procedures, page 19

Disclosure controls and procedures, page 19

2.   We note that your management carried out an evaluation of your disclosure controls and procedures as of the end of the period covered by your annual report, yet we do not see a conclusion as to whether your disclosure controls and procedures were effective as of December 31, 2006.   Please revise this section to disclose whether or not your controls and procedures were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 40

Inventories, page 40

3.   We note your disclosure that you record a reserve for slow moving inventory as a charge against earnings. Additionally we note from your disclosures on page 55 that you credited $61,000 and $185,000 to expense during the years ended December 31, 2005 and 2004, respectively. Please address the following:

   • Describe the method you use to determine the inventory reserve and related write-downs. Tell us how your inventory valuation policy complies with the guidance set forth in SAB Topic 5-BB.

   • Reconcile the amounts disclosed on your inventory obsolescence reserve on page 55 to the amounts disclosed in your statements of cash flows on page 39.

   • If material, revise MD&A in future filings to quantify the effect of sales of impaired inventory on your gross margins.

- • Refer to your Schedule II on page 55. It appears that you are presenting activity in the reserve account on a net basis. Please advise us. As you have chosen to include this information on Schedule II, revise your Schedule II to report gross additions and gross deductions separately, as required by Rule 12-09 of Regulation S-X.

Fixed Assets, page 40

4.   We note that you amortize leasehold improvements over the lesser of 10 years or the remaining term of the lease including optional renewal periods. Please tell us why you believe it is appropriate to include renewal periods in your amortization period for leasehold improvements. Tell us and revise future filings to disclose how you determined that the renewal periods meet the "reasonably assured" criteria of SFAS 13. For reference also see the lease guidance set forth in Donald T. Nicolaisen's letter, dated February 7, 2005 available on our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm.

Note 5 – Subordinated Convertible Promissory Notes, page

5.   We note that you have issued several convertible promissory notes. Please tell us how you have applied the guidance in SFAS 133 and EITF Issue 00-19 in evaluating whether the debt conversion features for your convertible notes represent embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. If you determined that the conversion feature does not require accounting under SFAS 133, please tell us how you have considered the guidance in EITF 98-5 and EITF 00-27 with respect to any beneficial conversation features.

Note 13 – Shareholders' Equity, page 52

Preferred stock, page 52

6.   We note your disclosure that during the years ended 2006, 2005 and 2004 you issued 134,000 common shares on your preferred stock. Please reconcile this to your statement of shareholders' equity which indicates you only issued 39,200 common shares as a dividend on preferred stock in 2005.

Form 8-K filed July 16, 2007

Exhibit 99.1

7.   We note your presentation of the non-GAAP measure, EBITDA (before stock compensation expense). Please revise future filings to provide all the disclosures

required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief